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FROM:    ROBERT J. LOPATTO
RELEASE: UPON RECEIPT
PHONE:   717/829-8814


         PG ENERGY INC. (FORMERLY PENNSYLVANIA GAS AND WATER COMPANY)

              TO REPURCHASE ITS 4.10% CUMULATIVE PREFERRED STOCK


     WILKES-BARRE, PA, April 18, 1997 -- PG Energy Inc., a Pennsylvania corporation (formerly Pennsylvania Gas and Water Company), announced today that it has commenced an offer to purchase any and all of its outstanding shares of 4.10% Cumulative Preferred Stock (the "Shares") at a price of $70.00 per share, net to the seller in cash. The offer begins today, April 18, 1997, and is subject to the terms and conditions described in the offering materials, which are being mailed to record holders of Shares.

     The Company is making the offer because it believes that, given the current market price of the Shares and the opportunity for the Company to replace the Shares with indebtedness, in the form of bank borrowings, that has a lower after - tax cost, the purchase of Shares pursuant to the offer is economically attractive to the Company. Additionally, the offer will afford to shareholders the opportunity to sell their Shares at a premium over market price and without the usual transaction costs associated with a market sale.

     The offer will expire at 5:00 p.m., New York City time, on Friday, May 16, 1997, unless extended. The offer is not conditioned upon any minimum number of Shares being tendered.

     The Dealer Manager for the offer is Legg Mason Wood Walker, Incorporated. D.F. King & Co., Inc. is serving as the Information Agent.

     PG Energy Inc. provides natural gas to approximately 148,000 customers in twelve counties in northeastern Pennsylvania.


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